Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-134185

Prospectus Supplement No. 6 dated March 8, 2007
To Prospectus dated August 7, 2006

VIRAL GENETICS, INC.
COMMON STOCK

The prospectus dated August 7, 2006, relates to the offer and sale, from time to time, of shares of our common stock by the selling security holders listed on page 30 of the prospectus, or their transferees. This supplement relates to the restructuring of certain securities (the New Debentures, the Warrants, the Old Debentures, and the Unit Warrants, as described further herein) purchased by the selling security holders in March 2006. A description of the changes agreed to in the restructuring is listed below.

The selling security holders purchased in March 2006 convertible debentures in the principal amount of $2,891,549.22 that accrue interest at the rate of 10% per annum, which was payable quarterly in arrears beginning October 1, 2006 (the “New Debentures”). The principal amount of the New Debentures was convertible into our common stock at the option of the holders at the rate of $0.45 of principal per share. The New Debentures were to be repaid, at our election, in cash with a 5% premium or Viral Genetics common stock priced at the lower of $0.45 or 80% of the market price for our common stock over a term of 24 months beginning in October 2006. In connection with the purchase of the New Debentures the selling security holders acquired warrants to purchase a total of 6,570,242 common shares at an exercise price of $0.78 per share that expire at the end of March 2011 (the “Warrants”), and unit purchase warrants to purchase an additional $2.1 million in principal amount of New Debentures and additional Warrants to purchase 4.7 million shares of common stock (the “Unit Warrants”). The selling security holders also acquired in March 2006, previously outstanding convertible debentures in the principal amount of $598,450.78 that accrued interest at the rate of 10% per annum (the “Old Debentures”). The principal amount of the Old Debentures is convertible into our common stock at the option of the holders at the rate of $0.18 of principal per share. A total of 9,695,409 shares of common stock covered by the prospectus have been issued under the New Debentures and Old Debentures to the selling security holders.

Summary of Restructuring Changes

The holders of $1,968,810.68 in principal amount and accrued interest of the New Debentures, $446,934.80 in principal amount and accrued interest of the Old Debentures, and 5,431,436 of the Warrants agreed to amend the terms of the instruments they hold to provide for the following:

—	Change in the voluntary conversion price of the Old Debentures and the New Debentures, as well as the exercise price of the Warrants, to a fixed $0.08 per share.

—	Removal of the monthly amortization payments from the New Debentures. All unpaid principal and accrued interest on these securities is due and payable by us on September 1, 2008.

—	Immediate conversion of principal and interest on the Old Debentures and New Debentures at the new fixed price of $0.08 as follows:

™	$21,096.91 of the Old Debentures for 263,711 shares of common stock

™	$284,138.24 of the New Debentures for 3,551,728 shares of common stock

—	Immediate exercise of Warrants in exchange for cancellation of principal and interest on the Old Debentures and New Debentures at the new price as follows:

™	$162,796.56 of the Old Debentures for 2,034,957 shares of common stock

™	$362,822.80 of the New Debentures for 4,535,285 shares of common stock

—	The sum effect of the preceding four transactions is to reduce the balance we owe to the holders on the Old Debentures from $446,934.80 to $0, and to reduce the balance we owe to the holders on the New Debentures from $1,968,810.68 to $1,584,890.96. Therefore, in aggregate, $830,854.51 of principal and interest on the Old Debentures and the New Debentures has been exchanged or tendered for cancellation for a total of 10,385,681 shares of our common stock; and

—	Cancel their Unit Warrants in exchange for new common stock purchase warrants for the purchase of 5,431,436 shares at an exercise price of $0.15 per share that expire February 28, 2012.

The holders of $354,194.07 in principal amount and accrued interest of the New Debentures, $31,154.20 in principal amount and accrued interest of the Old Debentures, and 994,228 of the Warrants did not participate in the restructuring modifications described above, but the practical effect of the transactions is to decrease the voluntary conversion price of the New Debentures and Old Debentures and exercise price of the Warrants they hold to $0.08 per share.

Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “VRAL.” On March 6, 2007, the closing bid price for our common stock was $0.07 per share.

See “Risk Factors” beginning on page 4 of the prospectus dated August 7, 2006, for risk factors and information you should consider before you purchase shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Notice About Information Presented In This Supplement

—	This supplement may be used by the selling security holders to offer their shares only if accompanied by the prospectus dated August 7, 2006, Supplement No. 1 to the prospectus dated August 31, 2006, Supplement No. 2 to the prospectus dated October 4, 2006, Supplement No. 3 to the prospectus dated November 1, 2006, Supplement No. 4 to the prospectus dated December 1, 2006, and Supplement No. 5 to the prospectus dated January 3, 2007.

—	This supplement provides information that supersedes, or is in addition to, information presented in the prospectus. If there is any difference between the information presented in this supplement and the information contained in the prospectus, you should rely on the information in this supplement.

—	You should rely only on the information provided in this supplement and the prospectus. We have not authorized anyone to provide you with different information.

—	We do not claim the information contained in this supplement or the accompanying prospectus is accurate as of any date other than the dates on their respective covers.

Forward-looking Statements

You should carefully consider the risk factors set forth in the prospectus, as well as the other information contained in this supplement and the prospectus. This supplement and the prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this supplement and the prospectus.

Selling Security Holders

As a result of certain changes and modifications to the New Debentures, Old Debentures, and Warrants of certain of the selling security holders described above, the number of shares of common stock that each selling security holder owns or may acquire through conversion of convertible debentures and exercise of warrants, the number of shares of common stock that each selling security holder may offer for sale from time to time under this prospectus, which are shares that may be acquired through conversion of convertible debentures and exercise of warrants, and the percent of our outstanding common stock each selling security holder will continue to hold assuming the sale of all the common stock offered are:

Selling Security Holder	Number Of Shares Owned (1)	Number Of Shares Offered	Percentage Owned After

Palisades Master Fund LP	13,017,807	3,780,692	6.9
DKR SoundShore Oasis Holding Fund Ltd.	6,477,718	1,879,620	3.6
Crescent International Ltd.	7,441,230	2,179,342	4.0
Nite Capital LP	3,709,897	1,085,985	2.1
SIBEX Capital Fund Inc.	2,497,616	732,365	1.4
Vision Opportunity Master Fund Ltd.	2,483,982	727,676	1.4

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. For each person listed the number of shares owned includes the number of shares issuable on conversion of the principal and interest amount of the New Debentures that remains outstanding at a rate of $0.08 per share, and the common stock purchase warrants issued on cancellation of the Unit Warrants. Percentage of beneficial ownership is based on 124,727,829 shares of common stock outstanding as of March 8, 2006.

Five of the selling security holders listed in the prospectus, AJW Partners LLC, AJW Qualified Partners LLC, AJW Offshore Fund, New Millenium Capital Partners II LLC, and Double U Master Fund LP, did not participate in the restructuring of the New Debentures that provides for extending the payment of principal and interest in a lump sum on the maturity date and fixing the conversion price at $0.08 per share. Viral Genetics intends to make all future payments of principal and interest on debentures held by these persons in cash and, if any warrants they hold are exercised, issue to them unregistered securities.